SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-16730

Cusip Number: 553570102

NOTIFICATION OF LATE FILING

(Check One):

|_|Form 10-K	|_| Form 11-K	|_| Form 20-F	|X|Form 10-Q

For Period Ended: March 31, 2006

|_| Form N-SAR

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

For Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I
REGISTRANT INFORMATION

MSGI Security Solutions, Inc.
(Full name of registrant)

Former name if applicable: Media Services Group, Inc.

575 Madison Avenue

New York, NY 10022
(Address of principal executive office)

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III
of this form could not be eliminated without
unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form
N-SAR, or portion thereof will be filed on or before
the 15th calendar day following the prescribed due
date; or the subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed
on or before the fifth calendar day following the
prescribed due date; and
(c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,

N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Interim Report on Form 10-Q for the fiscal period ended

March 31, 2006 cannot be filed within the prescribed time period because the registrant is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-Q including, but not limited to certain financial information from a foreign subsidiary which was acquired on

June 1, 2005. The registrant's Interim Report on Form 10-Q will be filed as soon as practicable, and in no event later than the fifth (5th) calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in
regard to this notification

Richard J. Mitchell III	(917)	339-7134
-----------------------	-----	--------
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13

or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes	|X|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MSGI Security Solutions, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By: /s/ Richard J. Mitchell III
--------------	---------------------------
Name: Richard J. Mitchell III
Title: Chief Accounting Officer